SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: FedEx Corporation

NAME OF PERSON RELYING ON EXEMPTION: International Brotherhood of Teamsters

ADDRESS OF PERSON RELYING ON EXEMPTION:25 Louisiana Avenue, N.W., Washington, D.C.   20001

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

_______________________________________________________________________________________________________________________________________________________________

INTERNATIONAL BROTHERHOOD OF TEAMSTERS

JAMES P. HOFFA
General President

25 Louisiana Avenue, NW
Washington, DC 20001

KEN HALL
General Secretary-Treasurer

202.624.6800
www.teamster.org

August 2019

RE: Please Vote AGAINST Say-on-Pay and Director Walsh at FedEx Corp.'s annual shareholder meeting (NYSE:FDX) on Sept. 23, 2019.

Dear Fellow FedEx Shareowner:

We urge you to Vote AGAINST the Advisory Vote to Approve Executive Compensation ("Say-on-Pay") and AGAINST Compensation Committee Chair Paul Walsh at FedEx's annual shareholder meeting September 23, 2019, due to critical and persistent weaknesses in the company's pay-for-performance practices that have become more acute amid recent stock declines and operational challenges.

FedEx shares fell 39 percent over the past fiscal year and have returned an annualized total shareholder loss (including dividends and their reinvestment) of one percent over the past three years. Over the last five fiscal years, FedEx has delivered just two percent annualized total return to investors, and overall the company has significantly trailed the broader S&P500 over the one-, three- and five-year periods. Disappointing fiscal 2019 results, including two profit warnings, and mounting costs associated with the troubled integration of the 2016 acquisition of TNT Express, are pressing issues weighing on the company's relative performance. Nevertheless, CEO Fred Smith received pay valued at more than $111 million over the past five years[1] and continues to amass lucrative long-term incentive payouts.

In our opinion, investors ought to question the need to generously compensate the founder and largest single shareholder of the company primarily with stock options, and there are more damaging weaknesses in FedEx's pay program including:

- ***A history of lowballed performance targets***: The long-term incentive plan's ("LTI") earnings per share ("EPS") growth target has historically lagged the long-term growth rates anticipated by the market. It is not surprising then that this cash-based award has paid out above target seven times in the past eight years, including in fiscal 2019, despite last year's challenges.

[1] Based on Equilar's modeling of "SEC Realizable Pay."

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- ***The increasingly aggressive adjustment of earnings measures:*** Over the past five years, nearly $3 billion in business costs[2] have been excluded from the calculation of long-term incentive pay, boosting the annual EPS results used in the LTI by an average of 15 percent. This systematic exclusion of critical business costs – such as the legal liability of the company's labor practices and many acquisition-related expenses– insulates FedEx executives from the downside risks of key decisions while still affording them exposure to the potential upside.
- ***An overreliance on EPS growth as a performance measure:*** When utilized in isolation, as within FedEx's LTI, EPS growth is a poor proxy for value creation, particularly in the logistics and transportation industry. Coupled with the use of segment and operating income in the annual incentive plan, FedEx's narrowly structured pay scorecard raises serious risk of capital misallocation.
- ***Excessive non-performance-based compensation*:** "All Other Compensation" for the named executive officers totaled over $9.1 million in fiscal 2019, reflecting an overly generous approach to executive perks and discretionary severance payouts.

Compounding concerns over the appropriateness and rigor of FedEx's pay practices is Paul Walsh's more than two decades membership of the Compensation Committee. This inordinately lengthy tenure, coupled with his service on four other boards – a level increasingly considered to entail excessive time commitments – is troubling given the board's touted refreshment process. Considering that many of the problematic pay practices identified above date back years, we believe Walsh's tenure demands that investors, in addition to rejecting FedEx's Say-on-Pay, also vote against his re-election.

Teamster affiliated pension and benefit funds have more than $100 billion invested in the capital markets and have substantial holdings in FedEx.

Soft performance targets delivering outsized pay

FedEx executives have historically benefited from lowballed performance hurdles within the LTI, which makes up between 23 and 29 percent of the named executive officers' ("NEOs") target pay and comprises the largest single pay component for NEOs, with the exception of CEO Smith (who receives nearly half his target pay in stock options). With this pattern continuing in fiscal 2019, a glaring disconnect has opened up in FedEx's pay for performance.

Since 1995, the target payout award has been based on an aggregate three-year EPS goal calculated at a 12.5 percent compound annual growth rate ("CAGR"). However, based on the consensus estimate compiled by S&P Capital IQ, analysts have almost always priced in a higher long-term annual EPS growth rate[3] at the time an award was granted. For the two decades of analyst data available from Capital IQ, only five years had a mean analyst

[2] This includes TNT Express integration expenses, impairments and goodwill write-downs, litigation relating to core business practices and restructuring costs.
[3] The precise projection period varies from broker to broker but is typically an estimate for EPS CAGR over the next three to five years.

consensus below the company's 12.5 percent EPS growth target, while the average analyst consensus over the two decades was 13.4 percent. Over the past eight years, the consensus has averaged 14 percent –12 percent greater than what was baked into the LTI. It is no surprise then that the LTI has paid out generously in recent years, including paying above target in seven of the past eight years (five years at the maximum). This is even as the income measure utilized in the annual incentive plan (operating income) has consistently come in under target.

The inherent risk to pay for performance has become more acute in recent years, with the FY2017-FY2019 award paying out close to maximum despite adjusted EPS falling year over year in 2019, and the company recording an annualized total shareholder return loss of one percent over the life of the award.

Considering the company's claim that EPS growth closely correlates with stock performance, it is concerning that the last three completed award cycles (beginning with the FY2015-FY2017 cycle[4]) have each paid out well above target (twice at maximum), even as the stock, as of the end of fiscal 2019, offered a five-year annualized total return of just two percent.

Aggressively adjusting earnings measures used in incentive pay

Over the past five years, FedEx has become increasingly aggressive in adjusting the earnings results used in its incentive vehicles, excluding nearly $3 billion[5] in what we view as core business expenses from the calculation of EPS growth in the LTI payouts.[6] The cumulative impact of these adjustments has been to boost, on average, the annual EPS numbers used in the LTI payouts by 15 percent over what they would otherwise have been. While it is not unreasonable, perhaps, to exclude some of these costs from the calculation of the annual incentive plan, as the company does, the same is not true for long-term incentive plans. To foster sustainable value creation, long-term incentives ought to capture or internalize the full expenses associated with the operational and strategic decisions of the current management team (and not just the upside earnings of those decisions).

In particular, we note that over the past three years, FedEx has excluded more than $1.3 billion in integration costs associated with the 2016 TNT Express acquisition – almost twice what the company originally estimated, with further expenses expected as the integration is now slated to continue until 2021. This practice, in minimizing the downside risk from an acquisition for executives (that is, many of its costs), while allowing them to benefit from the upside opportunity (that is, revenue and cost synergies), distorts incentives and undercuts accountability around what are critical business decisions – acquisitions and their subsequent

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[4] Note that FedEx fiscal year runs June 1 to May 31, so the FY2015-FY2017 award was granted in June 2014.

[5] For the purposes of our calculations, we include pre-tax costs expenses associated with the TNT Express integration, certain asset impairments and goodwill write-downs that reflect management's long-term decision-making, litigation expenses related to the company's ordinary business practices, and restructuring costs. All these costs, we believe, reflect core management decisions (past or present).

[6] Significant adjustments have also been made to reflect the impact of mark-to-market accounting in the company's pension plans. Given that these reflect fluctuations outside the operational control and decision process of management, we do not take issue with their exclusion from the calculation of incentive pay.

integration. While two veteran executives leading the integration process have retired -- each receiving lucrative discretionary severance arrangements (see below) -- there is no accountability for the escalating integration costs in the LTI awards.

Equally concerning is the exclusion, over the past five years, of more than $500 million in legal costs incurred by the company's labor practices in its FedEx Ground operation – specifically the classification of drivers as independent contractors, rather than direct employees of the company. While we recognize that some of these are "legacy" costs, with the legal claims pertaining to how FedEx Ground operated until 2011, legal uncertainty over these practices has long dogged the company and is reflective of core decisions made by CEO Smith and his team over the years. Moreover, recent settlements do not fully resolve the question marks hanging over FedEx Ground's practices, with the company's 10-K cautioning that potential liability risks remain attached to the FedEx Ground structure.

We believe that incentivizing long-term, sustainable value creation requires that FedEx executives are exposed to the downside risks and liabilities incurred by their operational and strategic decisions. This demands that the company's legal liabilities, impairments and integrational challenges are included in the payout calculus of long-term incentives held by executives who have exercised responsibility for the relevant operational and strategic decisions.

Overreliance on EPS growth to incentivize and reward management

It is further troubling to us that FedEx's Compensation Committee remains wedded to a two-decade old pay-for-performance philosophy of tying long-term incentive pay exclusively to EPS, while shareholders increasingly question whether EPS offers a good measure for compensation geared to generating long-term value creation.[7]

When used in isolation, EPS is a poor guide to economic profit and ultimately long-term shareholder returns. Its failure to take into account the cost of capital is particularly significant for the capital intensive freight and transportation industry, as Credit Suisse notes in a review of the European transport sector: "Where EPS targets represent the sole driver of long-term remuneration, we consider this framework of lower quality [than return-based measures], given the potential to influence compensation by corporate actions … that may prove value destructive."[8] In a separate primer on US executive compensation, Credit Suisse flags FedEx's reliance on EPS, calling it a "poor proxy" for gross cash flow at the company.[9] And in a "deep dive" into compensation practices at North American freight, Barclay's draws attention to

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[7]See for example, "Debate starts on the way bosses' pay is calculated," *Financial Times, April 15, 2012; "It's time to abandon earnings-per-share."* Bennett Stewart, EVA Dimensions, March 2013; "Latest Trends in Executive Pay: A Closer Look at Performance Metrics and Earnings Per Share," *Institutional Shareholder Services*, 2016.

[8] "Transport – Remunerated for Returns – Drivers of CEO Pay," Credit Suisse – Europe, Nov. 27, 2014.

[9] "Holt: Linking Corporate Performance and Valuation to Management Incentives," Dec. 2013; available at: https://doc.research-and-analytics.csfb.com/mercurydoc?language=ENG&format=PDF&document_id=1031870931&serialid=vpetrancosta@cfachicago.org&auditid=1203019

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

FedEx's reliance on EPS comparing it to more balanced plans within the industry that use targets for return, margin and stock performance targets."[10] In fact, with the Annual Incentive Compensation plan using operating income as its principal measure, and the non-cash long-term incentives coming in the form of time-vesting stock and options, FedEx's incentive pay is entirely reliant on straightforward earnings measures.

As FedEx ramps up investment in automation, particularly at FedEx Ground, and gears up to the challenge of new and disruptive competitors, such as Amazon, accounting-based earnings measures provide only a partial road-map to what long-term success requires. How to succeed amid a technologically evolving and market-changing sector, demands incentive measures that go beyond a seemingly arbitrary 12.5 percent EPS growth target, and explicitly work to balance investment, growth and returns.

Excessive non-performance-based compensation

Finally, FedEx executives receive an exorbitant array of perquisites and other perks reported under the "All Other Compensation," averaging nearly $700,000 per year for each executive.

These payments include financial counseling, tax preparation, security services, and the personal use of corporate aircraft – in the case of CEO Smith totaling $50,000, $43,000, $336,000 and $96,000, respectively – as well as lucrative tax gross-up payments on restricted stock awards for the other named executives (CEO Smith does not receive restricted stock awards). While the company defends the latter practice as a pragmatic means to limiting dilution – arguing that the tax-reimbursement is factored into the target value – it is a highly unusual practice; one that 32 percent of investors called for an end to in 2015, when the Teamsters last brought forward a shareholder proposal on the issue; and sends the wrong message, together with the other perquisites, to shareholders about the use of corporate resources. This concern is compounded by the company's practice, most recently on display in 2017, of presenting outgoing executives and directors with retirement gifts worth tens of thousands of dollars.[11]

We believe FedEx investors should also be concerned over the discretionary severance awards given to two retiring executives in fiscal 2019. In addition to lucrative consulting arrangements, which pay $500 per hour, former COO David Bronczek and former CEO of FedEx Express David Cunningham received $2.5 million and $1.8 million, respectively, in separation payments. We do not believe FedEx shareholders need to provide additional payouts to executives who have already been well compensated.

[10] "North American Transportation: Executive Compensation Deep Dive," Barclays Equity Research, May 6, 2016.

[11] In 2017, independent director Gary Loveman received a retirement gift worth (including tax gross-up) $52,000 after a decade of board service, while EVP Michael Glenn received a retirement gift worth $61,000.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.

Summary

FedEx relies on a poorly structured, overly generous and largely antiquated incentive vehicle that is in urgent need of reform as the company's pay-for-performance profile weakens in the face of recent challenges.

Accordingly, we recommend investors vote against FedEx's say-on-pay (**Item 2**) and also oppose the re-election of Walsh (**Item 1**) given that, with more than two decades on the Compensation Committee, and five years as chair, he presumably played a key role in structuring these defective practices.

If you would like to discuss these concerns directly with us, please contact Michael Pryce-Jones, at 202-624-8990 or mpryce-jones@teamster.org.

Sincerely,

Ken Hall

Ken Hall
General Secretary-Treasurer

KH/cz

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.